FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of January, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X       Form 40-F
                                   -----              -----
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                                 Yes        No  X
                                    ----      ----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The news release on the announced results of power generation in 2004 of Huaneng Power International, Inc. ("registrant"), made by the registrant in English on January 10, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                             ---------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     January 10, 2005

                              (Graphic Omitted)

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                   Power Generation Increases 25.7% in 2004

(Beijing, China, January 10, 2005) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its results of power generation in 2004.

 Based on preliminary statistics, as of December 31, 2004, the Company's total power generation based on a consolidated basis for the year was 114.28 billion kWh, an increase of 25.7% over the same period last year. The power generation of Yushe Power Plant, Jining Power Plant, Fuzhou Power Plant, Dalian Power Plant and Jinggangshan Power Plant increased significantly.

The increase in 2004 power generation of the Company was mainly attributed to the following factors:


1. Power generation of the Company's power plants increased in pace with the increase in power demand and power consumption in the regions where the Company's power plants operated owing to the economic growth in such areas;

2. The Company's power generation increased significantly owing to half-year power generation contributed by Yingkou Power Plant, Jinggangshan Power Plant, Yueyang Power Plant and Luohuang Power Plant which were acquired by the Company in the first half of 2004;

3. The full-year production of two generating units at Jining Power Plant which were commenced operation in 2003 has enhanced the Company's generation capacity and the newly operated generating units at Yushe Power Plant Phase II and Qinbei Power Plant have also contributed to the increase of the Company's power generation;

4. The effective arrangement of maintenance programs has improved the availability of the Company's generating units; and

5. Improved reliability of the Company's generating units through technical innovation has assured growth in the Company's power generation.


Huaneng Power Int'l, Inc.
Power Generation Increases 25.7% in 2004 ... P.2


The power generation of each of the Company's operating power plants in 2004 was, respectively, as follows (in billion kWh):

-------------------------------|--------|-----------------------------|--------
Dalian                         |   9.69 | Shanghai Shidongkou First   |  8.31
-------------------------------|--------|-----------------------------|--------
Fuzhou                         |  10.22 | Changxing                   |  2.02
-------------------------------|--------|-----------------------------|--------
Nantong                        |   9.43 | Taicang                     |  4.54
-------------------------------|--------|-----------------------------|--------
Shangan                        |   8.56 | Huaiyin                     |  2.96
-------------------------------|--------|-----------------------------|--------
Shanghai Shidongkou Second     |   8.50 | Yushe                       |  2.02
-------------------------------|--------|-----------------------------|--------
Shantou Coal-fired             |   4.67 | Xindian                     |  2.44
-------------------------------|--------|-----------------------------|--------
Shantou Oil-fired              |   0.32 | Yingkou                     |  2.29
-------------------------------|--------|-----------------------------|--------
Dandong                        |   4.79 | Jinggangshan                |  2.02
-------------------------------|--------|-----------------------------|--------
Nanjing                        |   4.38 | Yueyang                     |  2.40
-------------------------------|--------|-----------------------------|--------
Dezhou                         |  13.12 | Luohuang                    |  3.88
-------------------------------|--------|-----------------------------|--------
Jining                         |   2.81 | Qinbei Phase I              |  0.14
-------------------------------|--------|-----------------------------|--------
Weihai                         |   4.77 |                             |
-------------------------------|--------|-----------------------------|--------

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 20,998MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in seven power plants and two power companies, and minority interests in four power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax:(852) 2520 2241